Exhibit 99



Jose Ramon Calderon                       Cesar Villavicencio
Tamsa                                     Citigate Financial Intelligence
+52-55-5282-9929                          (212) 840-0008
www.tamsa.com.mx

Tamsa Announces Sidor Debt Restructuring

MEXICO CITY, June 23, 2003. Tubos de Acero de Mexico S.A. (AMEX: TAM and Mexico:
TAMSA) (Tamsa), announced today that its associated companies, Consorcio Siderurgia Amazonia Ltd. (Amazonia) and Siderurgica del Orinoco C.A. (Sidor), have reached an agreement with their financial creditors and the Venezuelan government relating to the restructuring of Sidor's and Amazonia's financial debt. Under the terms of the agreements, Sidor's and Amazonia's aggregate financial debt has been reduced from US$1,883 million to US$791 million, certain shareholders of Amazonia have contributed US$133.5 million in cash to a newly created company for the acquisition and capitalization of Sidor's and Amazonia's financial debt, the government of Venezuela has increased its participation in Sidor from 30% to 40.3% and all the guarantees provided by the shareholders of Amazonia with respect to loans made to Sidor have been released and replaced with a security on the fixed assets of Sidor which, together with the pledges on the shares of Amazonia and the shares that Amazonia holds in Sidor, have been placed in trust for the benefit of Sidor's financial creditors and the Venezuelan government. In addition, a portion of Sidor's excess cash (determined in accordance with an agreed-upon formula) will be applied to repay Sidor's financial debt and the remainder will be distributed to the Venezuelan government and the newly created company referred to above.

Tamsa, has participated in this restructuring agreement by making an aggregate cash contribution (mainly in the form of new subordinated convertible debt) of US$32.9 million to the newly created company and by capitalizing in Amazonia convertible debt previously held by Tamsa in the amount of US$18.0 million plus accrued interest. Tamsa's indirect participation in Amazonia has increased from 14.1% to 14.5% and may further increase up to 21.2% if and when all of its new subordinated convertible debt is converted into equity.

Sidor's remaining financial debt is now made up of three tranches, one of US$350.5 million to be repaid over 8 years with one year of grace, one of US$26.3 million to be repaid over 12 years with one year of grace and the remaining tranche of US$368.6 million, to be repaid over 15 years with one year of grace. In addition, Sidor's commercial debt with certain Venezuelan government-owned suppliers has been fixed in the amount of US$45.4 million, to be repaid over the next five years.

As a result of this restructuring, Tamsa, has retained a participation in a business with competitive costs and an improved financial structure that will continue to supply the steel bars used as raw material for Tenaris's seamless pipe operations in Venezuela.

Some of the statements contained in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.